Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”) contains information regarding the financial position and financial performance of Algoma Steel Group Inc. and its consolidated subsidiaries and unless the context otherwise requires, all references to “Algoma,” “the Company,”, “we,” “us,” or “our” refer to Algoma Steel Group Inc. and its consolidated subsidiaries.

We publish our condensed interim consolidated financial statements in Canadian dollars. In this MD&A, unless otherwise specified, all monetary amounts are in Canadian dollars, all references to “C$,” mean Canadian dollars and all references to “$” or “US$” and mean U.S. dollars.

The following MD&A provides the Company’s management perspective on the financial position and financial performance of the Company and its consolidated subsidiaries for the three month periods ended March 31, 2026 and March 31, 2025. This MD&A provides information to assist readers of, and should be read in conjunction with, the Company’s March 31, 2026 condensed interim consolidated financial statements and the accompanying notes thereto and the December 31, 2025 audited consolidated financial statements and the accompanying notes thereto. The condensed interim consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”) and the financial information included in this MD&A is derived from the condensed interim consolidated financial statements, except as otherwise noted.

This discussion of the Company’s business may include forward-looking information with respect to the Company, including its operations and strategies, as well as financial performance and conditions, which are subject to a variety of risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Information” below. Readers are directed to carefully review the sections entitled “Non-GAAP Financial Measures” included elsewhere in this MD&A. For a discussion of risks and uncertainties that may affect the Company and its financial position and results, refer to “Risk Factors” in the annual information form for the twelve month period ended December 31, 2025 (the “Annual Information Form”) filed by the Company with the applicable Canadian securities regulatory authorities (available under the Company’s System for Electronic Document Analysis and Retrieval (“SEDAR+”) profile at www.sedarplus.ca) and filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) as part of the Company’s annual report on Form 40-F (available on the SEC’s EDGAR website at www.sec.gov), as well as in the other documents Algoma has filed with the OSC and the SEC.

This MD&A is dated as of May 11, 2026. This document has been approved and authorized for issue by the Board of Directors on May 11, 2026. Events occurring after this date could render the information contained herein inaccurate or misleading in a material respect.

Functional Currency

The Company’s functional currency is the U.S. dollar, which reflects the Company’s operational exposure to the U.S. dollar. The Company uses the Canadian dollar as its presentation currency. In accordance with IFRS Accounting Standards, all amounts presented are translated to Canadian dollars using the current rate method whereby all revenues, expenses and cash flows are translated at the average rate that was in effect during the period or presented at their Canadian dollar transactional amounts and all assets and liabilities are translated at the prevailing closing rate in effect at the end of the period. Equity transactions have been translated at historical rates. The resulting net translation adjustment has been reflected in other comprehensive income or loss.

The currency exchange rates for the three month periods ended March 31, 2026 and March 31, 2025 are provided below:

	Average Rate		Period End Rate
	Three Months ended March 31, 2026	Three months ended March 31, 2025	Three Months ended March 31, 2026	Three months ended March 31, 2025
January 1 to March 31	1.3715	1.4350	1.3939	1.4376

Cautionary Note Regarding Forward-Looking Information

This MD&A contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities legislation (collectively, “forward-looking statements”), that are subject to risks and uncertainties. These forward-looking statements include information about imposed and threatened tariffs, including the impact, timing and resolution thereof, trends in the pricing of steel, the Company’s expected annual raw steel production capacity and reduction in carbon emissions, the Company’s future as a leading producer of green steel, the potential impacts of inflationary pressures, the Company’s ability to preserve and strengthen near-term liquidity and financial flexibility, labor availability, global supply chain disruptions on costs, the ability to deliver greater and long-term value, ability to offer North America a secure steel supply and a sustainable future, and investment in its people, and processes, and statements regarding potential borrowings under the Company’s credit facilities, and the Company’s strategy, plans or future financial or operating performance. In some cases, you can identify forward-looking statements by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” or the negative of these terms or other similar expressions. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances. In addition, our business and operations involve numerous risks and uncertainties, many of which are beyond our control, which could result in our expectations not being realized or otherwise materially affect our financial position, financial performance and cash flows. Although management believes that expectations reflected in forward-looking statements are reasonable, such statements involve risks and uncertainties and should not be regarded as a representation by the Company or any other person that the anticipated results will be achieved. The Company cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Our forward-looking statements are not guarantees of future performance, and actual events, results and outcomes may differ materially from our expectations suggested in any forward-looking statements due to a variety of factors, including, among others, those set forth in the section entitled “Risk factors” in the Annual Information Form. Although it is not possible to identify all of these factors, they include, among others, the following:

•	future financial performance;

•	future cash flow and liquidity;

•	future capital investment;

•	low-priced steel imports, decreased trade regulation, and other trade barriers including tariffs and/or trade wars;

•	our ability to operate our business, remain in compliance with debt covenants and make payments on our indebtedness, with a substantial amount of indebtedness;

•	restrictive covenants in debt agreements limit our discretion to operate our business;

•	significant domestic and international competition;

•	macroeconomic pressures such as inflation and interest rates in the markets in which we operate;

•	increased use of competitive products;

•	a protracted fall in steel prices resulting in reduced revenue and/or further impairment of assets;

•	excess capacity, resulting in part from expanded production in China and other developing economies;

•	protracted declines in steel consumption caused by poor economic conditions in North America or by the deterioration of the financial position of our key customers;

•	increases in annual funding obligations resulting from our under-funded Pension Plans and Wrap Plan (each as defined in the Annual Information Form);

•	supply and cost of raw materials and energy;

•	impact of a downgrade in credit rating, including our access to sources of liquidity;

•	currency fluctuations, including an increase in the value of the Canadian dollar against the U.S. dollar;

•	environmental compliance and remediation;

•	unexpected equipment failures and other business interruptions;

•	a protracted global recession or depression;

•

changes in or interpretation of royalty, tax, environmental, greenhouse gas (“GHG”), carbon, accounting and other laws or regulations, including potential environmental liabilities that are not covered by an effective indemnity or insurance;

•	risks associated with existing and potential lawsuits and regulatory actions against the Company;

•	impact of disputes arising with our partners;

•

our ability to implement and realize our business plans, including our ability to fully implement, stabilize and optimize electric arc furnace (“EAF”) steelmaking operations and realize the anticipated operational, financial and strategic benefits of the transformation;

•	our ability to operate the EAF and related melt shop and downstream equipment at sustainable production rates consistent with planned capacity, quality specifications and cost performance;

•	expected increases in liquid steel capacity and productivity as a result of the transformation to EAF steelmaking;

•	expected cost savings associated with the transformation to EAF steelmaking;

•	reliance on a single primary steelmaking route following the cessation of blast furnace operations;

•

the realization, measurement and regulatory recognition of expected reductions in carbon dioxide (“CO₂”) emissions associated with the transition to EAF steelmaking, including impacts on carbon compliance obligations, carbon pricing regimes and government support arrangements such as the Federal SIF EAF Loan (as defined herein);

•

the availability, reliability and cost of electrical power required for EAF operations, including the risks that higher cost of internally generated power and market pricing for electricity sourced from our current grid in Northern Ontario could have an adverse impact on our production and financial performance;

•

the timing and completion of planned local and regional electricity transmission and distribution infrastructure upgrades necessary to support the Company’s long-term power requirements, including the risk of delays, capacity constraints or changes in project scope;

•	the potential for Indigenous rights, claims, consultation requirements or related matters to affect ongoing operations, infrastructure, energy supply arrangements or future development initiatives;

•	risks relating to scrap pricing, metallics supply, consumable usage and overall conversion costs;

•	access to an adequate supply of the various grades of steel scrap;

•	the risks associated with the steel industry generally;

•	economic, social and political conditions in North America and certain international markets;

•	changes in general economic conditions, including ongoing market uncertainty and global geopolitical instability;

•	risks associated with inflation rates;

•	risks inherent in the Company’s corporate guidance;

•	failure to achieve cost and efficiency initiatives;

•	risks inherent in marketing operations;

•	risks associated with technology, including electronic, cyber and physical security breaches;

•	construction risks, including delays and cost overruns;

•	the availability of alternative metallic supply;

•	decommissioning and environmental risks associated with closed blast furnace and coke oven facilities;

•	business interruption or unexpected technical difficulties, including impact of weather;

•	counterparty and credit risk;

•	labour interruptions and difficulties; and

•	changes in capital markets.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in the Annual Information Form.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying assumptions will prove to be correct. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this MD&A, to conform these statements to actual results or to changes in our expectations.

Overview of the Business

Algoma Steel Group Inc., formerly known as 1295908 B.C. Ltd. (the “Company”), was incorporated on March 23, 2021 under the Business Corporations Act of British Columbia solely for the purpose of purchasing Algoma Steel Holdings Inc. The Company’s publicly traded securities under the symbol ‘ASTL’ and ASTLW’ are listed on the Toronto Stock Exchange (TSX) and the Nasdaq Stock Market (“Nasdaq”). Algoma Steel Group Inc. is the ultimate parent holding company of Algoma Steel Inc. and does not conduct any business operations.

Algoma Steel Inc. (“ASI”), the operating company and a wholly-owned subsidiary of Algoma Steel Holdings Inc., was incorporated on May 19, 2016 under the Business Corporations Act of British Columbia. ASI is a producer of hot and cold rolled steel products with its active operations located entirely in Sault Ste. Marie, Ontario, Canada. ASI produces sheet and plate products that are sold primarily in Canada and the United States.

Transition to EAF Steelmaking

The President of the United States issued various executive orders and related measures (collectively, the “Trade Actions”) imposing tariffs on products imported from Canada, including tariffs under Section 232 of the Trade Expansion Act of 1962. Pursuant to these Trade Actions, a 25% ad valorem tariff was imposed on all steel and aluminum articles and certain derivative products, without exclusions. These tariffs became effective March 4, 2025, were briefly paused on March 6, 2025, and reinstated on March 12, 2025. On June 4, 2025, the tariffs were increased to 50% for all steel and aluminum imports into the United States. On August 15, 2025, the U.S. Department of Commerce expanded the scope of the tariffs to include an additional 407 categories of steel and aluminum derivative products. In 2026, the United States continued to expand and enforce the scope of these measures, including through the addition and clarification of further downstream and derivative steel and aluminum products subject to the 50% tariff. As of April 2026, these tariffs remain in effect at the 50% level, with expanded product coverage, and continue to have a sustained and material adverse impact on Canadian steel producers’ access to the U.S. market and on North American steel trade flows.

As previously disclosed, the Company had planned to continue blast furnace production through 2027 during a staged transition to EAF steelmaking. However, beginning in early 2025 and intensifying in June 2025, the unprecedented Trade Actions and escalating trade tensions with the United States materially and adversely affected the North American steel market. The scope and magnitude of these Trade Actions was unprecedented and fundamentally disrupted the Company’s established U.S. sales channels. In addition, tariffs on derivative products reduced demand for Canadian-manufactured finished goods exported into the United States, which in turn materially impacted domestic Canadian steel demand. The combined effect was an irreparable contraction in addressable markets for the Company’s integrated blast furnace production. These external market conditions represented a fundamental change to the continued operation of the Company’s integrated blast furnace and coke oven facilities. As a result, the Company’s blast furnace and coke-making operations became commercially and technically unviable, and production was permanently halted. The Company’s ongoing transition to EAF steelmaking, which had been planned as a gradual, multi-year process through 2027, became the sole remaining production pathway.

On September 28, 2025, the Company’s Board of Directors approved a plan to permanently exit coal-based integrated steelmaking operations and accelerate the transition to low-carbon steel production through its new electric arc furnace (“EAF”) facility. On January 18, 2026, production was permanently halted at blast furnace No. 7 and the associated coke batteries, ending 125 years of coal-based steelmaking operations at the Company. Following the transition, the Company is focusing its operations on EAF-based steel production, with an increased emphasis on discrete plate products and reduced coil production, while aligning its product mix with prevailing demand conditions in the Canadian steel market.

The Company is now solely relying on liquid steel production from the EAF process route. With EAF production now underway, the Company is advancing toward a more flexible, cost-effective, and environmentally responsible steelmaking model that supports long-term shareholder value.

Ramp-up activities for the EAF project are progressing in line with expectations. The Unit One furnace and associated melt shop assets are performing as designed, with quality metrics achieved across a range of plate and hot-rolled coil product grades. The Q-One power system and other key process components have demonstrated stable and reliable performance, supporting consistent metallurgical quality and process control. Operations are currently running on a full 24-hour-per-day schedule.

The Company’s Response to Tariffs

As discussed above, the President of the United States issued Trade Actions imposing tariffs on products imported from Canada, including tariffs under Section 232 of the Trade Expansion Act of 1962. As of April 2026, pursuant to these Trade Actions, a 50% tariff for all steel and aluminum imports to the United States remain in effect on steel the Company imports into the United States.

The ongoing impact of the Trade Actions, including tariffs on steel and derivative products, together with prolonged trade uncertainty, has continued to contribute to significant volatility in steel demand and pricing in both the U.S. and Canadian markets. In addition to adversely impacting the Company’s access to the U.S. steel market, the tariffs on derivative products have also negatively affected Canadian manufacturing demand for steel used in converted products destined for the U.S. market. As a result, the Trade Actions have adversely affected steel demand in both the United States and Canada. Ongoing concerns regarding supply chain disruptions, market access and changing customer purchasing patterns have further contributed to market instability. In addition, uncertainty surrounding U.S. trade policy has contributed to volatility in foreign exchange markets, including the U.S. dollar exchange rate, which impacts the Company’s sales and cost structure through changes in raw material costs (principally scrap steel), pricing competitiveness, and cross-border trade dynamics.

In most cases, the Company has not been able to pass tariff costs through to customers. Unlike the predominantly contract-based U.S. steel market, the Canadian steel market is more heavily weighted toward spot market transactions. As a result, the Company has experienced a widening pricing imbalance between the U.S. and Canadian markets, with Canadian transactional pricing declining below comparable U.S. pricing levels. The Company believes this imbalance has been driven by increased supply into the Canadian market from domestic producers, the continued shipment of steel products into Canada by U.S. steel manufacturers, and increased import offers from offshore producers at prices believed to be below fair market value. During the three-month period ended March 31, 2026, the Company incurred direct tariff costs of C$27.4 million, compared to C$10.5 million during the three-month period ended March 31, 2025. During the three-month periods ended March 31, 2026 and March 31, 2025, steel shipments to the United States represented 28% and 52%, respectively, of total steel shipments.

As discussed above, the Company exited its coal-based integrated steelmaking operations in January 2026 and accelerated the transition to EAF steelmaking. In connection with this plan, on December 1, 2025, the Company issued layoff notices (the “Layoffs”) to 1,005 unionized employees, to take effect March 23, 2026. The Layoffs resulted in expected severance costs totaling C$45.8 million, which were recognized in the consolidated statements of net loss for the twelve month period ended December 31, 2025. To align production with prevailing market conditions, the Company intends to focus on the manufacturing and sale of discrete plate and to scale back coil production, with predominant emphasis on the Canadian market. As EAF production ramps up, the Company expects to align product offerings with domestic demand.

Historically, the Company secured key raw materials under annual and multi-year supply agreements to support its integrated steel operations and cross-border business. In response to the impacts of the Trade Actions as previously discussed, the Company issued notices asserting that certain raw material and other supply agreements had been frustrated. The Company has initiated and is responding to legal proceedings relating to certain supply agreements, including proceedings arising from the Company’s position that certain agreements have been frustrated as a result of the unprecedented Trade Actions described above. The Company’s position is that these external governmental actions destroyed the essential purpose of those agreements, rendering continued performance radically different from what was originally contemplated and commercially impossible. Management continues to monitor these proceedings and will recognize provisions where a present obligation exists and a reliable estimate of loss can be made. While management believes that it has valid legal remedies and defenses to these claims, an adverse outcome in certain matters could have a material adverse effect on the Company’s consolidated financial condition or results of operations.

The Company is further exploring liquidity tools and funding programs that could support its current operations and enable strategic diversification of products, including LETL Facilities, as defined and described further below.

Key Leadership Changes

Michael Garcia, former Chief Executive Officer, retired at the end of 2025 after successfully leading Algoma through a period of major transformation. Effective January 1, 2026, Rajat Marwah, formerly Chief Financial Officer, became Chief Executive Officer and Michael Moraca, formerly Vice President, Corporate Development and Treasurer, was appointed Chief Financial Officer. These appointments reflect the Company’s structured succession plan and the depth of leadership experience within Algoma’s management team.

Environmental Matters

Steel producers such as Algoma are subject to numerous environmental laws and regulations (“Environmental Law”), including federal and provincial, relating to the protection of the environment. The Company can incur regulatory liability as well as civil liability for contamination on-site (soil, groundwater, indoor air), contaminant migration and impacts off-site including in respect of groundwater, rivers, lakes, other waterways, and air emissions.

On June 9, 2022, the Company experienced an incident involving the release of an oil-based lubricant from its hot mill in Sault Ste. Marie, a quantity of which entered the St. Mary’s River. Provincial and federal regulators investigated the incident, and charges were laid under applicable environmental legislation. The Company has reached an agreement in principle with federal and provincial authorities to resolve these matters, subject to final documentation and required approvals. While the settlement process is not yet complete, the Company expects the matter to be concluded on this basis and does not anticipate that the final outcome will have a material adverse effect on its financial position.

Algoma has implemented operational and procedural enhancements following the incident and remains committed to maintaining compliance with applicable environmental regulations.

Fatal Incident Involving an Employee of a Contractor

On June 16, 2023, the Company reported a fatal incident involving an employee of a contractor who was retained to perform specialized maintenance work cleaning an out-of-service gas line. The Company investigated the fatal accident internally and worked with provincial authorities as they investigated. On May 2, 2024, the Company was served with three charges under the provincial Occupational Health & Safety Act in connection with the fatality. The Company is responding accordingly.

Sustainability Report

As part of our commitment to continue to augment our transparency and accountability on environmental, social and governance (“ESG”), the Company published its third annual sustainability report, (the “Sustainability Report”) in June 2025. Algoma aims to be a climate change leader and contributor toward a sustainable and environmentally responsible future for Canadian steel production. The report was designed to align with market-leading, investor preferred ESG disclosure frameworks, such as the Sustainability Accounting Standards Board and the recommendations of the Task Force on Climate-related Financial Disclosures. The Sustainability Report sets out the Company’s ESG strategy, and its approach to mitigating ESG risks and capturing ESG opportunities, and provides an update on the Company’s ESG performance. The Company intends to publish its next report in June 2026.

Oversight of sustainability matters is embedded in our governance structure. Our Board of Directors holds ultimate accountability for sustainability-related risks and opportunities, including those related to climate. The Nominating and Governance Committee supports the Board in overseeing these matters, in coordination with other Board committees, and regularly reports to the full Board.

Structural Corridor Collapse

On January 20, 2024, a structural corridor carrying various utilities crucial for the Company’s coke oven battery and blast furnace operations suffered an unexpected collapse. An independent investigation revealed an unforeseen escalating overload condition, resulting in a failure of a structural support member of the utility corridor, thereby causing the subsequent cascading collapse of other support structures. The collapse disrupted the flow of coke oven gas from the batteries to the rest of the steelworks, as well as a portion of the natural gas and oxygen flow to specific facilities, most critically the blast furnace. The unforeseen structural collapse did not result in any injuries, but for safety reasons, various areas near the collapse were evacuated and blast furnace operations were suspended at the time of the incident. Due to the unexpected shutdown and delayed restart, the blast furnace experienced operational challenges culminating in a chilled hearth, which suspended production for a period of three weeks, during which roughly 150,000 tons of hot metal production was lost.

The Company has standard insurance coverage that is intended to address events such as these, including business interruption and property damage insurance. The Company has engaged its insurers and has submitted claims under its insurance policies for covered losses.

The Company and its insurers continue to review the impact of the structural collapse and subsequent lost production as it relates to the insurance claim. During the three month periods ended March 31, 2026 and March 31, 2025, the Company recorded insurance proceeds totalling nil and C$50.0 million, respectively, which have been presented in other income in the condensed interim consolidated statements of net loss.

LETL Facilities

On November 14, 2025, the Company entered into agreements with Canada Enterprise Emergency Funding Corporation (“CEEFC”) under the Large Enterprise Tariff Loan program and the Ministry of Northern Economic Development and Growth to secure a C$500 million governmental loan comprised of a C$400 million loan facility from the Government of Canada and a C$100 million loan facility from the Province of Ontario (collectively, the “LETL Facilities”).

Each facility consists of: 20% secured loan facility, ranking junior to the Company’s existing first lien Revolving Credit Facility and its 9.125% Senior Secured Second Lien Note; and 80% unsecured loan facility. Amounts may be drawn monthly for up to 36 months following closing, subject to satisfaction of customary conditions precedent. Individual monthly advances are capped and may be suspended if: tariffs affecting the Company’s exports to the United States fall below certain thresholds for a sustained period; or the Company’s liquidity exceeds C$700 million (excluding availability on the LETL).

Maturity. The facilities mature seven years from the closing date, with no scheduled amortization prior to maturity.

Interest. Interest accrues at Term CORRA (3-month) + 200 basis points, increasing by 200 basis points on each anniversary after year three. The Company may elect to capitalize interest (PIK) during the first two years, subject to certain conditions.

Ranking and Security. The secured portion of the facilities ranks third-lien, junior to the Company’s existing asset-based lending facility and second-lien secured notes, and pari passu with certain other government facilities. The unsecured portion ranks pari passu with other unsecured indebtedness of the Company.

Use of Proceeds. Loan proceeds may be used for operating expenses; ordinary course obligations; and capital expenditures consistent with the Company’s business plan. Proceeds may not be used to repay existing indebtedness, fund acquisitions or make investments outside the ordinary course of business, subject to certain exceptions.

Warrants. In connection with the unsecured portion of the facilities, the Company issued warrants to purchase common shares of Algoma Steel Group Inc. The principal terms include: exercise price of C$11.08 per share; 10-year term; and vesting proportionately as advances are drawn under the unsecured facility. The warrants also include customary anti-dilution protections, registration rights, and a repurchase right allowing the Company to repurchase the warrants following repayment of the facilities at fair market value or the in-the-money amount.

Covenants and Restrictions. While the facilities remain outstanding, the Company is subject to customary covenants, including restrictions relating to: payment of dividends and share repurchases; incurrence of additional indebtedness; transactions with non-arm’s length parties; mergers, acquisitions and asset sales; and transfers of Canadian operations outside Canada. The Company must also maintain compliance with certain financial covenants under its existing credit facilities.

Executive Compensation Restrictions. For a specified period, the Company is subject to limitations on executive compensation for named executive officers.

The facilities contain customary representations, warranties, reporting obligations, and events of default, including cross-default provisions, insolvency events and change-of-control triggers.

Copies of the foregoing documents are available under the Company’s profiles on SEDAR+ at www.sedarplus.ca and on the SEC’s EDGAR website at www.sec.gov.

Strategic Arrangement

On January 26, 2026, the Company announced that its wholly owned subsidiary, Algoma Steel Inc., has entered into a binding Memorandum of Understanding (MOU) with Hanwha Ocean Co. Ltd. to establish a long-term strategic arrangement with an aggregate potential value of U.S. $250.0 million comprised of (i) a cash contribution of U.S. $200.0 million towards the potential development of a structural steel beam mill and (ii) anticipated purchases of the Company’s products with an aggregate value of up to U.S. $50.0 million for use in connection with its Canadian Patrol Submarine Project (“CPSP”)-related commitments. The MOU is subject to Hanwha Ocean Co. Ltd. being awarded and entering into an effective contract under the CPSP and the negotiation and execution of definitive agreements with the Company.

On April 7, 2026, the Company announced the formation of Roshel Algoma Defence, which is a joint venture with Roshel Inc, a Canadian-owned defence manufacturer of smart armoured vehicles, to establish a Canadian Centre of Excellence for Ballistic Steel Production. This partnership is purpose-built to deliver sovereign ballistic steel defence solutions, including full-cycle capabilities such as metal fabrication, forming, welding, and machining in Canada.

Factors Affecting Financial Performance

The Company’s financial performance is significantly influenced by the cost and availability of key inputs and by global and regional market dynamics affecting steel prices and demand. Historically, the Company’s costs were primarily driven by commodity prices, including those for iron ore, coal, coke, scrap, electricity, and natural gas. Under EAF steelmaking, the Company’s most significant costs driven by commodity prices primarily include scrap, electricity, and natural gas. Inflationary pressures or volatility in these input costs can materially affect profitability. These pressures may arise from global supply and demand imbalances, geopolitical tensions, trade policies, currency exchange fluctuations, natural disasters, or other macroeconomic factors beyond the Company’s control. Sustained increases in raw material or energy prices can erode profit margins and impair the Company’s ability to maintain competitive pricing. In addition, volatility in input markets can complicate supply chain management, increase working capital requirements, and affect the timely and cost-effective procurement of essential materials.

As the Company transitioned to EAF steelmaking in early 2026, the procurement of sufficient quantities of high-quality scrap steel has become a critical factor in operational efficiency and cost competitiveness. Access to scrap depends on collection volumes, regional recycling rates, industrial activity, and competition among regional EAF producers. The Company’s geographic location provides proximity to major scrap markets and waterborne transportation routes; however, economic access to scrap sources and freight logistics across the Great Lakes system are key to maintaining reliable supply and cost-effective delivery. Market dislocations, export restrictions, or transportation constraints could adversely affect the Company’s ability to secure scrap at competitive prices.

North American steel pricing is determined largely by global supply-demand conditions, international trade policies, import volumes, and regional economic performance. Competitive pressures are influenced by global steelmaking overcapacity, fluctuations in raw material costs, and domestic and foreign trade policies of various trading countries. North American producers compete with producers in Europe, China, and other Asian countries—regions where export decisions are sometimes guided more by domestic economic or political policies than by prevailing market forces. Trade policies between Canada and the United States, as well as import measures affecting the broader North American market, have a material impact on domestic demand, selling prices, and overall industry margins.

Ongoing uncertainty surrounding trade relations between the United States and Canada—including the potential for continuing tariffs, quotas, or other restrictions on cross-border steel and raw material trade—has a direct impact on market stability, pricing dynamics, and investment confidence in both countries. Changes in U.S. trade policy can alter the flow of steel and scrap materials across the border, affecting regional supply-demand balances and price differentials between the U.S. Midwest and Central Canadian markets. The Company’s exposure to these dynamics can influence input costs, realized selling prices, and overall competitiveness within the North American steel market.

According to the World Steel Association, crude steel production across the 69 reporting countries reached approximately 141.8 million tonnes in February 2026, representing a 2.2% decrease over February 2025, with China accounting for roughly 54% of global output (World Steel Association, “February 2026 crude steel production and 2026 global crude steel production total,” March 24, 2026). The Organization for Economic Cooperation and Development (OECD) continues to report challenging global conditions characterized by persistent excess capacity. As of the latest estimates, global steelmaking capacity stands at approximately 2,445 million metric tonnes, projected to exceed demand by more than 721 million tonnes by 2027—equivalent to roughly 48 times the size of the Canadian steel industry. Current investment data indicate that 165 million tonnes of new gross capacity are under construction worldwide and expected to come online between 2025 and 2027, further contributing to competitive intensity and potential pricing pressure.

Overall Results

Net Loss

The Company’s net loss for the three month period ended March 31, 2026 was C$159.4 million compared to net loss of C$24.5 million for the three month period ended March 31, 2025, resulting in a C$134.9 million increase in net loss. The increase is primarily due to a decrease in insurance proceeds (C$50.0 million), change in fair value of Initial Public Offering (“IPO”) and LETL Warrant (as defined herein) liabilities (C$44.8 million), decrease in income tax recovery (C$26.4 million), change in fair value of share-based compensation liability (C$15.5 million), and the increase in loss from operations (C$13.6 million) for reasons described below in Loss from Operations. This was offset, in part, by an increase in foreign exchange gain (C$15.2 million),

Loss from Operations

The Company’s loss from operations for the three month period ended March 31, 2026 was C$153.5 million compared to C$139.9 million for the three month period ended March 31, 2025, resulting in a C$13.6 million increase of loss from operations. The increase is primarily driven by lower steel shipments and tariff costs (C$16.9 million), particularly due to the S232 Tariffs. The increase was also affected by capacity utilization (C$90.2 million) resulting from the accelerated transition to EAF steelmaking. This was offset, in part, by improved product mix and a decrease in administrative and selling expenses (C$4.0 million), as described below.

Non-GAAP Financial Measures

In this MD&A, we use certain non-GAAP measures to evaluate the performance of the Company. These terms do not have any standardized meaning prescribed under IFRS Accounting Standards and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS Accounting Standards measures by providing a further understanding of our financial performance from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported in accordance with IFRS Accounting Standards. As described below, the terms “EBITDA,” “Adjusted EBITDA,” “Adjusted EBITDA margin,” “Adjusted EBITDA per ton,” “Average Net Sales Realization” (“NSR”), “Cost of Steel Products Sold” and “Cost Per Ton of Steel Products Sold” are financial measures utilized by the Company in evaluating its financial results that are not defined by IFRS Accounting Standards. EBITDA refers to net income or loss before depreciation of property, plant, equipment and amortization of intangible assets, finance costs, interest on pension and other post-employment benefit obligations and income taxes.

Adjusted EBITDA refers to EBITDA before foreign exchange loss (gain), finance income, carbon tax, changes in fair value of IPO and LETL Warrants, earnout rights, share-based compensation liabilities, share-based compensation related to the Company’s Omnibus Long Term Incentive Plan, derivatives, certain inventory adjustments, impairment loss, legal settlement, severance costs, stranded inventory and capacity utilization, as described below. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenue for the corresponding period. Adjusted EBITDA per ton is calculated by dividing Adjusted EBITDA by tons of steel products sold for the corresponding period. EBITDA and Adjusted EBITDA are not intended to represent cash flow from operations, as defined by IFRS Accounting Standards, and should not be considered as alternatives to income from operations or any other measure of performance prescribed by IFRS Accounting Standards. EBITDA and Adjusted EBITDA, as defined and used by the Company, may not be comparable to EBITDA and Adjusted EBITDA as defined and used by other companies.

We consider EBITDA and Adjusted EBITDA to be meaningful measures to assess our operating performance in addition to IFRS Accounting Standards measures. These measures are included because we believe they can be useful in measuring our operating performance and our ability to expand our business and provide management and investors with additional information for comparison of our operating results across different time periods. EBITDA and Adjusted EBITDA are also used by analysts and our lenders as measures of our financial performance. In addition, we consider Adjusted EBITDA margin and Adjusted EBITDA per ton, to be useful measures of our operating performance and profitability across different time periods that enhance the comparability of our results. For a reconciliation of EBITDA and Adjusted EBITDA to its most comparable IFRS Accounting Standards financial measure, see “Adjusted EBITDA” presented in this MD&A. Average Net Sales Realization refers to steel revenue less freight revenue per steel tons shipped. Average Net Sales Realization is included because it allows management and investors to evaluate our selling prices per ton of steel products sold, excluding the geographic impact of freight charges, in order to enhance comparability when comparing our sales performance to that of our competitors. Cost Per Ton of Steel Products Sold refers to cost of steel revenue less freight, depreciation and carbon tax (included in cost of steel revenue) per steel tons shipped. Cost Per Ton of Steel Products Sold allows management and investors to evaluate our cost of steel products sold on a per ton basis, excluding certain of the items that we exclude when calculating Adjusted EBITDA, to evaluate our operating performance and to enhance the comparability of our costs over different time periods. We consider each of Average Net Sales Realization and Cost Per Ton of Steel Products Sold to be meaningful measures to assess our operating performance in addition to IFRS Accounting Standards measures.

EBITDA, Adjusted EBITDA, Average Net Sales Realization, Cost Per Ton of Steel Products Sold, Adjusted EBITDA margin and Adjusted EBITDA per ton have limitations as analytical tools and should not be considered in isolation from, or as alternatives to, net income, cash flow from operations or other data prepared in accordance with IFRS Accounting Standards. Some of these limitations are:

•	they do not reflect cash outlays for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, working capital;

•	they do not reflect the finance costs, or the cash requirements necessary to service interest or principal payments on indebtedness;

•	they do not reflect interest on pension and other post-employment benefit obligations;

•	they do not reflect income tax expense or the cash necessary to pay income taxes; and

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect cash requirements for such replacements.

In addition, in the case of Adjusted EBITDA, Adjusted EBITDA margin and Adjusted EBITDA per ton:

•	they do not reflect certain non-cash items, including share-based compensation charges, impairment loss, and the accounting for IPO and LETL Warrants, earnout and share-based payment liabilities;

•	they do not reflect the impact of changes resulting from foreign exchange;

•	they do not reflect the impact of carbon tax;

•	they do not reflect the impact of certain inventory adjustments, including stranded inventory as a result of the accelerated transition to EAF steelmaking;

•	they exclude certain non-recurring items, such as transaction costs, severance costs and capacity utilization which were as a result of the accelerated transition to EAF steelmaking;

•	they do not reflect the impact of past service costs related to pension benefits and post-employment benefits; and

•	they do not reflect the impact of other earnings or charges resulting from matters we believe not to be indicative of our ongoing operations, including legal settlements.

Because of these limitations EBITDA, Adjusted EBITDA and the related ratios such as Adjusted EBITDA margin and Adjusted EBITDA per ton should not be considered as measures of discretionary cash available to invest in business growth or to reduce indebtedness. In addition, other companies, including other companies in our industry, may calculate these measures differently than we do, limiting their usefulness as comparative measures. We compensate for these limitations by relying primarily on our IFRS Accounting Standards results using such measures only as a supplement.

Steel Revenue and Cost of Sales

	change		Three months ended March 31, 2026		Three months ended March 31, 2025
tons
Steel Shipments	¯	52.4%		223,681		469,731
millions of dollars
Revenue	¯	42.6%	C$	296.9	C$	517.1
Less:
Freight included in revenue				(26.6)		(51.1)
Non-steel revenue				(3.4)		(2.8)

Steel revenue	¯	42.4%	C$	266.9	C$	463.2

Cost of steel revenue (i)	¯	31.2%	C$	393.5	C$	572.2
Depreciation included in cost of steel revenue				(33.3)		(34.8)
Carbon tax included in cost of steel revenue				(6.0)		(3.5)
Capacity utilization				(90.2)		—

Cost of steel products sold (ii)	¯	50.6%	C$	264.0	C$	533.9

dollars per ton
Revenue per ton of steel sold	h	20.5%	C$	1,327	C$	1,101
Cost of steel revenue per ton of steel sold	h	44.4%	C$	1,759	C$	1,218
Average net sales realization on steel sales (ii), (iii)	h	21.0%	C$	1,193	C$	986
Cost per ton of steel products sold (ii)	h	3.8%	C$	1,180	C$	1,137

(i)	Cost of steel revenue includes the cost of steel tariffs. See “Tariffs” for further discussion.
(ii)	See “Non-GAAP Measures” for information regarding the limitations of using average net sales realization on steel sales, cost of steel products sold and cost per ton of steel products sold.
(iii)	Represents steel revenue, being revenue less (a) freight included in revenue and (b) non-steel revenue divided by the number of tons of steel shipments during the applicable period.

Revenue and steel revenue decreased by 42.6% and 42.4%, respectively, due to lower steel shipments during the three month period ended March 31, 2026 as compared to the three month period ended March 31, 2025. The Company’s average NSR on steel sales per ton shipped was C$1,193 for the three month period ended March 31, 2026 (March 31, 2025 - C$986), an increase of 21.0%. Steel shipment volumes decreased by 52.4% during the three month period ended March 31, 2026 as compared to the three month period ended March 31, 2025. Lower steel shipments were resultant from weakening market conditions, particularly due to the S232 Tariffs which impacted the Company’s export sales and resulted in over-supply of the Canadian market at reduced transactional pricing. This was offset, in part, by improved product mix.

For the three month period ended March 31, 2026, the Company’s cost of steel revenue decreased by 31.2% to C$393.5 million (March 31, 2025 - C$572.2 million), and the cost of steel products sold decreased by

50.6% to C$264.0 million (March 31, 2025 - C$533.9 million). The decrease in cost of steel revenue is primarily due to lower steel shipments, particularly due to the S232 Tariffs. This was offset, in part, by capacity utilization (C$90.2 million), resulting from the accelerated transition to EAF steelmaking and exceptionally low production volumes, and an increase in tariff costs (C$16.9 million). The decrease in cost of steel products sold, which excludes depreciation, capacity utilization, as described below, and carbon tax, was driven mainly by lower steel shipments. Cost per ton of steel products sold was C$1,180 for the three month period ended March 31, 2026 (March 31, 2025 - C$1,137), which was primarily due to tariff costs.

Capacity utilization represents the excess fixed costs carried by the Company during the three month period ended March 31, 2026 beyond what was required to operate the EAF and the downstream operations supplied by the EAF at the volumes produced. These costs are primarily labour, equipment leases and rentals, fixed utilities, and maintenance costs associated with legacy assets and the Company’s previous operating configuration. These costs are expected to decline over the course of the next six months and be fully eliminated by Q-4.

As discussed above in The Company’s Response to Tariffs, the Company was subject to 25% tariffs on outbound steel shipments to the United States, effective March 4, 2025, paused on March 6, 2025, and then reinstated March 12, 2025. Starting June 4, 2025, the tariffs on outbound steel shipments to the United States was increased to 50%. For the three month period ended March 31, 2026, direct tariff costs of C$27.4 million were included in Cost of Sales (March 31, 2025 - C$10.5 million).

The Company’s costs associated to tariffs on inbound purchases from the United States were negligible for the three month periods ended March 31, 2026 and March 31, 2025.

Non-steel Revenue

The Company’s non-steel revenue for the three month period ended March 31, 2026 was C$3.4 million (March 31, 2025 - C$2.8 million). The increase of C$0.6 million was primarily due to increased revenue on ore fines, which was offset, in part, by decreased revenue on tar.

Administrative and Selling Expenses

millions of dollars	Three months ended March 31, 2026		Three months ended March 31, 2025
Personnel expenses	C$	8.6	C$	8.9
Share-based compensation expense		2.8		3.7
Professional, consulting, legal and other fees		3.1		3.4
Insurance		8.7		8.8
Software licenses		1.7		1.9
Allowance for doubtful accounts		(0.9)		0.7
Amortization of intangible assets and non-production assets		0.1		0.2
Other administrative and selling		2.8		3.3

	C$	26.9	C$	30.9

As illustrated in the table above, the Company’s administrative and selling expenses for the three month period ended March 31, 2026, were C$26.9 million (March 31, 2025 - C$30.9 million). The decrease in administrative and selling expenses of C$4.0 million is primarily due to a decrease in allowance for doubtful accounts (C$1.6 million), share-based compensation expense (C$0.9 million), other administrative and selling (C$0.5 million), personnel expenses (C$0.3 million), professional, consulting, legal and other fees (C$0.3 million), and software licenses (C$0.2 million).

Finance Costs, Finance Income, Interest on Pension and Other Post-employment Benefit Obligations, Foreign Exchange Gains and Losses and Other Income

The Company’s finance costs represent interest cost on the Company’s Revolving Credit Facility, Senior Secured Lien Notes (the “2029 Notes”), LETL Facilities, and interest cost on the financing arrangement described in the section entitled “Capital Resources - Financial Position and Liquidity” included elsewhere in this

MD&A. Finance costs also include the amortization of transaction costs related to the Company’s debt facilities and the accretion of the benefits in respect of the Company’s governmental loan facilities in respect of the interest free loan issued by, and the grant given by the Canadian federal government as well as the low interest rate loan issued from the Ontario provincial government, all of which are discussed below (Financial Resources and Liquidity - Cash Flow Used in Investing Activities) and the unwinding of discounts and changes in the discount rate on the Company’s environmental liabilities.

millions of dollars	Three months ended March 31, 2026		Three months ended March 31, 2025
Interest on the following facilities
Interest on Senior Secured Lien Notes	C$	10.5	C$	11.0
Interest on financing arrangement		0.5		0.2
Revolving Credit Facility fees		0.6		0.8
Interest on the Revolving Credit Facility		2.0		—
Interest on Large Enterprise Tariff Loan (LETL) Facility		1.4		—
Governmental loan amendment fair value benefit		(7.0)		—
Unwinding of issuance costs of debt facilities and accretion of governmental loan benefits and discounts on environmental liabilities		5.4		4.6
Other interest (recovery) expense		(1.9)		1.2

	C$	11.5	C$	17.8

As illustrated in the table above, the Company’s finance costs for the three month period ended March 31, 2026 were C$11.5 million (March 31, 2025 - C$17.8 million). The decrease of C$6.3 million in finance costs is driven by governmental loan amendment fair value benefit (C$7.0 million), other interest expense (C$3.1 million), which is primarily due to the amendment of the governmental loan with the Ministry of Energy, Northern Development and Mines of the Province of Ontario, and interest on Senior Secured Lien Notes (C$0.5 million). This was offset, in part, by an increase in the interest on the Revolving Credit Facility (C$2.0 million), interest on the LETL Facilities (C$1.4 million), accretion of governmental loan benefits (C$0.8 million), and interest on financing arrangement (C$0.3 million).

The Company’s finance income for the three month period ended March 31, 2026, was C$0.6 million (March 31, 2025 - C$2.8 million). The decrease of C$2.2 million in finance income is primarily due to a decrease in interest income as result of a lower cash balance.

The Company’s interest on pension and other post-employment benefit obligations for the three month period ended March 31, 2026 was C$3.6 million (March 31, 2025 - C$4.0 million). The decrease is primarily due to a smaller net liability at December 31, 2025 being only partially offset by an increase in discount rates as at December 31, 2025 that were used to determine the expense for the period of January 1, 2026 to December 31, 2026.

The Company’s foreign exchange gain for the three month period ended March 31, 2026 was C$14.3 million (March 31, 2025 - loss of C$0.9 million). These foreign exchange movements reflect the effect of U.S. dollar exchange rate fluctuations on the Company’s Canadian dollar denominated monetary assets and liabilities.

The Company’s other income for the three month period ended March 31, 2026 was C$0.1 million (March 31, 2025 - C$50.0 million). The decrease is primarily due to insurance proceeds.

Pension and Post-Employment Benefits

millions of dollars	Three months ended March 31, 2026		Three months ended March 31, 2025
Recognized in loss before income taxes:
Pension benefits expense	C$	4.1	C$	5.7

Post-employment benefits expense		2.6		3.0

	C$	6.7	C$	8.7
Recognized in other comprehensive loss (pre-tax):
Pension benefits gain	C$	(2.9)	C$	(4.1)
Post-employment benefits (gain) loss		(2.4)		0.2

	C$	(5.3)	C$	(3.9)

	C$	1.4	C$	4.8

As illustrated in the table above, the Company’s pension expense for the three month periods ended March 31, 2026 and March 31, 2025 were C$4.1 million and C$5.7 million, respectively, representing a decrease of C$1.6 million. The Company’s post-employment benefit expense for the three month periods ended March 31, 2026 and March 31, 2025 were C$2.6 million and C$3.0 million, respectively, representing a decrease of C$0.4 million. The decrease in pension expense and decrease in post-employment expense is due to an increase in discount rates used to determine the expense beginning January 1, 2026, coupled with the reduction in pension current service cost as a result of the Layoffs. The expense decrease is also a result of reflecting experience gains from the statutory pension actuarial funding valuation and the non-pension actuarial valuation.

As disclosed in Note 4 to the December 31, 2025 consolidated financial statements, all actuarial gains and losses that arise in calculating the present value of the defined benefit pension obligation net of assets and the defined benefit obligation in respect of other post-employment benefits, including the re-measurement components, are recognized immediately in other comprehensive income (loss).

For the three month period ended March 31, 2026, the Company recorded an actuarially determined gain to the accrued defined pension liability and accrued other post-employment benefit obligation in other comprehensive loss of C$5.3 million (March 31, 2025 - C$3.9 million), a difference of C$1.4 million. The gain for the three month period ended March 31, 2026 was due to an increase in discount rates, offset, in part by negative asset returns. The gain for the three month period ended March 31, 2025 was primarily due to positive asset returns.

Carbon Taxes

On June 28, 2019, the Company became subject to the Federal Greenhouse Gas Pollution Pricing Act (the “Carbon Tax Act”). The Carbon Tax Act was enacted with retroactive effect to January 1, 2019. The Company has chosen to remove the costs associated with the Carbon Tax Act from Adjusted EBITDA to facilitate comparison with the results of its competitors in jurisdictions not subject to the Carbon Tax Act. Since the introduction of the Carbon Tax Act, Ontario’s Emissions Performance Standards (EPS) program was developed to regulate GHG emissions from large industrial facilities by setting emissions limits that are the basis for the compliance obligations of those facilities. The program was developed as an alternative to the federal output-based pricing system (OBPS). The EPS program came into full effect on January 1, 2022 and Algoma is now subject to compliance under the EPS.

For the three month period ended March 31, 2026, total Carbon Tax recognized in cost of sales was C$6.0 million (March 31, 2025 - C$3.5 million). The change is primarily due to a true-up of the estimated cost pertaining to the twelve month period ended December 31, 2025 and an increase in carbon tax per ton. This was offset, in part, by a decrease in carbon dioxide equivalent emissions.

Income Taxes

For the three month period ended March 31, 2026, the Company’s deferred income tax recovery and current income tax recovery were nil, compared to deferred income tax recovery and current income tax recovery of C$2.0 million and C$24.4 million, respectively, for the three month period ended March 31, 2025. The decrease in deferred income tax recovery is a result of the Company not recognizing a deferred tax asset on the basis that it is not probable that it will be recovered. The decrease in current income tax recovery is a result of the lack of available taxable income in the preceding three years to carry the current year loss back to recover taxes paid.

As at March 31, 2026, income taxes receivable of C$205.2 million (December 31, 2025 – C$201.8 million) are presented in the condensed interim consolidated statements of financial position. This balance represents taxes to be recovered as a result of carrying the loss back from calendar year 2025 to reduce taxable income in calendar year 2022 to recover taxes paid.

Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value issuable in series.

As at March 31, 2026, there were 105,388,619 common shares issued and outstanding, and no preferred shares issued and outstanding.

IPO Warrants

As at March 31, 2026, 24,178,999 IPO Warrants remain outstanding with an estimated fair value of $0.10 per IPO Warrant based on the market price of the IPO Warrants, for which the Company recognized a liability of C$3.4 million ($2.4 million) (December 31, 2025 - C$2.5 million; $1.8 million) in IPO Warrant liability on the condensed interim consolidated statements of financial position. For the three month period ended March 31, 2026, a loss of C$0.8 million on change in the fair value of the IPO Warrant liability is presented in the condensed interim consolidated statements of net loss (March 31, 2025 - gain of C$39.1 million). The IPO Warrants will expire on October 19, 2026.

The IPO Warrants, with a strike price of $11.50, are currently out of the money. Should Algoma’s share price increase, these IPO Warrants contain a call feature enabling the Company to redeem them on a cashless basis before expiration, thus limiting potential dilution. Requirements include that the closing price of the Company’s common shares reaches or exceeds $18.00 for at least 20 out of any 30 consecutive trading days, the Company may exercise the option to redeem the IPO Warrants at a nominal price of $0.01 per IPO Warrant. For more information please see Algoma’s IPO Warrant agreement which is available on SEDAR+ and on EDGAR.

LETL Warrants

In connection with the LETL Facilities, the Company issued warrants to purchase Common Shares to CEEFC and the Province of Ontario (collectively, the “LETL Warrants”).

The Company issued 5,415,162 warrants to CEEFC and 1,353,791 warrants to the Province of Ontario. Each LETL Warrant entitles the holder to purchase one Common Share at an exercise price of C$11.08 per share, subject to adjustments as discussed below. The LETL Warrants are governed by warrant agreements dated November 14, 2025 between the Company and CEEFC and between the Company and the Province of Ontario (collectively, the “Government Warrant Agreements”).

The LETL Warrants may be exercised at any time following vesting and prior to November 14, 2035, after which time any unexercised vested warrants will expire and be of no further force or effect. The number of LETL Warrants that are vested at any time is determined based on the aggregate principal amount of advances made under the applicable unsecured loan agreement relative to the total unsecured commitment under the LETL Facilities. Any LETL Warrants that have not vested as of the day following the end of the applicable availability period under the relevant LETL Facilities will expire and terminate. During the first year following the closing of the LETL Facilities, holders may only exercise up to one-half of their vested LETL Warrants at any time.

Provided that the Company repays in full all obligations under the LETL Facilities on or prior to November 14, 2032, the Company will have a one-time right, exercisable within 15 days of such repayment, to repurchase all LETL Warrants then held by the applicable holder.

The exercise price and the number of Common Shares issuable upon exercise of the LETL Warrants are subject to adjustment in certain circumstances, including in the event of stock dividends, extraordinary dividends, share subdivisions or consolidations, rights offerings, special distributions, or certain recapitalizations, reorganizations, mergers or consolidations involving the Company.

The LETL Warrants are not transferable prior to the expiry of the Company’s repurchase right, except to affiliates of the applicable holder. Following the expiry of such repurchase right, the holders may transfer the LETL Warrants to any person other than a competitor of the Company, subject to compliance with applicable securities laws.

Earnout

As at March 31, 2026, 655,453 earnout rights remain outstanding with an estimated fair value of $4.13 per unit based on the market price of the Company’s common shares, for which an earnout liability of C$3.8 million ($2.7 million) (December 31, 2025 - C$3.7 million; $2.7 million) was recognized in the condensed interim consolidated statements of financial position. During the year ended December 31, 2025, earnout rights were settled for 75,000 common shares. Change in the fair value of the earnout liability for the three month period ended March 31, 2026 of nil is presented in the condensed interim consolidated statements of net loss (March 31, 2025 - gain of C$4.4 million).

Continuity of earnout rights are as follows:

	Three months ended March 31, 2026	Year ended December 31, 2025
(in units)
Opening balance	655,453	719,547
Dividend equivalents and other adjustments	—	10,906
Vested and settled	—	(75,000)

Ending balance	655,453	655,453

Replacement Long Term Incentive Plan (“LTIP”)

As at March 31, 2026, 2,515,266 Replacement LTIP Awards remain outstanding with an estimated fair value of $4.13 per unit based on the market price of the Company’s common shares, for which the Company recognized a liability of C$14.5 million ($10.4 million) (December 31, 2025 - C$14.1 million; $10.3 million) in share-based payment compensation liability in the condensed interim consolidated statements of financial position. Loss on change in the fair value of the share-based payment compensation liability for the three month period ended March 31, 2026 of C$0.1 million is presented in the condensed interim consolidated statements of net loss (March 31, 2025 - gain of C$15.4 million).

Continuity of Replacement LTIP units are as follows:

	Three months ended March 31, 2026	Year ended December 31, 2025
(in units)
Opening balance	2,515,266	2,474,422
Dividend equivalents and other adjustments	—	40,844

Ending balance	2,515,266	2,515,266

Omnibus Long Term Incentive Plan (“LTIP”)

Deferred share units (“DSUs”)

	Three months ended March 31, 2026	Year ended December 31, 2025
(in units)
Opening balance	705,674	480,481
Granted	70,425	218,069
Dividend equivalents and other adjustments	2,764	7,124
Vested and settled	(64,642)	—

Ending balance	714,221	705,674

For the three month period ended March 31, 2026, the Company recorded a share-based payment compensation expense of C$0.7 million in administrative and selling expense on the condensed interim consolidated statements of net loss and contributed deficit on the condensed interim consolidated statements of financial position (March 31, 2025 - C$0.3 million).

Restricted share units (“RSU”) FY2024, FY2025 and CY2025 Plans

	Three months ended March 31, 2026	Year ended December 31, 2025
(in units)
Opening balance	1,195,401	1,037,229
Granted	—	565,016
Dividend equivalents and other adjustments, net of cancellations	(15,733)	(406,844)
Vested and settled	(349,076)	—

Ending balance	830,592	1,195,401

Performance share units (“PSU”) FY2024, FY2025 and CY2025 Plans

	Three months ended March 31, 2026	Year ended December 31, 2025
(in units)
Opening balance	1,170,381	1,049,039
Granted	—	1,042,775
Dividend equivalents and other adjustments, net of cancellations	—	(921,434)
Vested and settled	(41,099)	—

Ending balance	1,129,282	1,170,381

For the three month period ended March 31, 2026, the Company recorded share-based payment compensation expense of C$2.1 million in administrative and selling expenses on the condensed interim consolidated statements of net loss and contributed deficit on the condensed interim consolidated statements of financial position (March 31, 2025 - C$3.3 million).

EBITDA and Adjusted EBITDA

The following table shows the reconciliation of EBITDA and Adjusted EBITDA to net loss for the periods indicated:

millions of dollars	Three months ended March 31, 2026		Three months ended March 31, 2025
Net loss	C$	(159.4)	C$	(24.5)
Depreciation of property, plant and equipment and amortization of intangible assets		33.4		35.0
Inventory adjustments (depreciation on property, plant and equipment in inventory)		(7.7)		1.0
Finance costs		11.5		17.8
Finance income		(0.6)		(2.8)
Interest on pension and other post-employment benefit obligations		3.6		4.0
Income tax recovery		—		(26.4)

EBITDA (ii)	C$	(119.2)	C$	4.1

Foreign exchange (gain) loss		(14.3)		0.9
Carbon tax		6.0		3.5
Change in fair value of financial instruments (i)		5.8		(58.9)
Share-based compensation		2.8		3.7
Capacity utilization		90.2		—

Adjusted EBITDA (ii)	C$	(28.7)	C$	(46.7)

Net Loss Margin		(53.7% )		(4.7% )

Net Loss / ton	C$	(712.6)	C$	(52.2)

Adjusted EBITDA Margin (iii)		(9.7% )		(9.0% )

Adjusted EBITDA / ton	C$	(128.3)	C$	(99.4)

(i)	Financial instruments at fair value are comprised of IPO and LETL Warrant liabilities, earnout liability, share-based payment compensation liability and derivatives.
(ii)	See “Non-GAAP Measures” for information regarding the limitations of using EBITDA and Adjusted EBITDA.
(iii)	Adjusted EBITDA Margin is Adjusted EBITDA as a percentage of revenue.

EBITDA for the three month period ended March 31, 2026 decreased by C$123.3 million primarily due capacity utilization (C$90.2 million) resulting from the accelerated transition to EAF steelmaking and exceptionally low production volumes and an increase in tariff costs (C$16.9 million). There were no insurance proceeds recognized in the three month period ended March 31, 2026 (March 31, 2025 - C$50.0 million). Partly offsetting these variances is improved product mix during the three month period ended March 31, 2026 as compared to the three month period ended March 31, 2025.

Adjusted EBITDA for the three month period ended March 31, 2026 increased by C$18.0 million primarily due to improved product mix, while Adjusted EBITDA per ton decreased by C$28.9 per ton compared to the three month period ended March 31, 2025 which was driven mainly by lower steel shipments.

Financial Resources and Liquidity

Summary of Cash Flows

millions of dollars	Three months ended March 31, 2026		Three months ended March 31, 2025
Cash, beginning of period	C$	77.5	C$	266.9
Cash generated by (used in):
Operating activities		(12.2)		92.1
Investing activities		(20.4)		(127.0)
Financing activities		19.3		(5.3)
Effect of exchange rate changes on cash		1.1		(0.2)

Decrease in cash	C$	(12.2)	C$	(40.4)

Cash, end of period	C$	65.3	C$	226.5

Cash Flow Generated by Operating Activities

For the three month period ended March 31, 2026, cash used in operating activities was C$12.2 million (March 31, 2025 – generation of C$92.1 million). The increase in cash used in operating activities for the three month period ended March 31, 2026 was due primarily to the net effect from changes in non-cash working capital and for the same reasons mentioned above in Loss from Operations.

Further impacting cash generated by operating activities is the net effect from changes in non-cash working capital as presented below:

millions of dollars	Three months ended March 31, 2026		Three months ended March 31, 2025
Accounts receivable, net	C$	30.7	C$	11.2
Inventories		85.6		185.1
Prepaid expenses and deposits and other assets		0.2		13.0
Accounts payable and accrued liabilities		(10.0)		(30.0)
Taxes receivable		(2.5)		(15.1)
Taxes payable		5.8		1.2
Other current liabilities		(2.8)		—

Total	C$	107.0	C$	165.4

Cash Flow Used In Investing Activities

For the three month period ended March 31, 2026, cash used in investing activities was C$20.4 million (March 31, 2025 - C$127.0 million), due to acquiring property, plant and equipment for C$20.4 million (March 31, 2025 - C$127.0 million).

Cash Flow Used In Financing Activities

For the three month period ended March 31, 2026, generation of cash in financing activities was C$19.3 million (March 31, 2025 – cash used C$5.3 million). The increase in generation of cash in financing activities of C$24.6 million is primarily due to a receipt of government loans (C$127.5 million), and a decrease of repayment of government loans (C$6.2 million). This was offset, in part, by a net bank indebtedness repaid (C$103.7 million) and an increase in interest paid (C$2.6 million).

Capital Resources - Financial Position and Liquidity

The Company historically has made approximately C$120 million of capital expenditures annually in order to sustain existing production facilities which is anticipated to decrease as the Company fully transitions to EAF steel making. Furthermore, the Company has made significant capital investment relating to its modernization and expansion program including substantial investment in EAF steelmaking.

As at March 31, 2026, the Company had cash of C$65.3 million (December 31, 2025 - C$77.5 million), had unused availability under its Revolving Credit Facility of C$195.1 million ($139.9 million) after taking into account C$73.3 million ($52.6 million) of outstanding letters of credit, and had unused availability under the Facilities of C$292.5 million (December 31, 2025 - C$417.0 million). At December 31, 2025, the Company had drawn C$170.2 million ($124.2 million) under its Revolving Credit Facility, and there was C$194.5 million ($141.9 million) of unused availability after taking into account C$66.1 million ($48.2 million) of outstanding letters of credit.

The Revolving Credit Facility is governed by a conventional borrowing base calculation comprised of eligible accounts receivable plus eligible inventory plus cash. At March 31, 2026, there was C$67.6 million ($48.5 million) drawn on this facility. The Company is required to maintain a calculated borrowing base. Any shortfall in the borrowing base will trigger a mandatory loan repayment in the amount of the shortfall, subject to certain cure rights including the deposit of cash into an account controlled by the agent. As at March 31, 2026 and March 31, 2025, the Company has complied with these requirements.

On November 30, 2018, the Company secured the following debt financing:

•

$250.0 million in the form of a traditional asset-based revolving credit facility, with a maturity date of November 30, 2023 subsequently increased to $300.0 million in May 2023 and to $375.0 million in September 2025, with maturity date of May 2028 (the “Revolving Credit Facility”). The interest rate is based on Secured Overnight Financing Rate (“SOFR”) plus a credit spread adjustment of 10 basis points plus an applicable margin, which will vary depending on usage;

•

a C$60.0 million interest free loan from the Federal Economic Development Agency of the Government of Canada, through the Advanced Manufacturing Fund (the “Federal AMF Loan”). On July 17, 2025, the Company amended the agreement and will repay the loan in monthly installments beginning on April 1, 2022 with the final installment payable on March 1, 2031; and

•

a C$60.0 million low interest loan from the Ministry of Energy, Northern Development and Mines of the Province of Ontario (the “Provincial MENDM Loan”). On August 21, 2025 and November 14, 2025, the Company amended the agreement and will repay the loan on November 14, 2032. The Company may elect to capitalize interest (PIK) up to November 14, 2027.

On March 29, 2019, the Company secured an agreement with the Minister of Industry of the Government of Canada, whereby the Company will receive C$15.0 million in the form of a grant and C$15.0 million in the form of an interest free loan through the Federal SIF. On March 25, 2024, the Company amended the agreement and will repay the interest free loan portion of this funding in equal annual payments beginning on April 30, 2027 and ending on April 30, 2034.

On November 26, 2021, the Company, together with the Government of Canada, entered into an agreement in the form of a loan up to C$200.0 million from the SIF. Under the terms of the Federal SIF EAF Loan, the Company will be reimbursed for certain defined capital expenditures incurred to transition from blast furnace steel production to EAF steel production between March 3, 2021 and December 31, 2025. Annual repayments of the Federal SIF EAF Loan will be scalable based on the Company’s GHG emission performance.

On December 7, 2023, the Company completed a financing arrangement with the Bank of Montreal for total cash consideration of C$11.7 million. The financing arrangement bears interest at 7.5% with monthly payments of C$0.1 million. During the three month period ended March 31, 2026, the Company made principal payments totalling C$0.3 million (March 31, 2025 - C$0.2 million). At March 31, 2026, current portion totalling C$1.1 million is presented in current portion of other long-term liabilities on the condensed interim consolidated statements of financial position (December 31, 2025 - C$1.0 million).

On July 24, 2025, the Company completed a financing arrangement with the Bank of Montreal for total cash consideration of C$10.4 million. The financing arrangement bears interest at 7.7% with monthly payments of C$0.1 million, maturing July 2030. During the three month period ended March 31, 2026, the Company made principal payments totalling C$0.3 million (March 31, 2025 - nil). At March 31, 2026, current portion totalling C$1.2 million is presented in current portion of other long-term liabilities on the condensed interim consolidated statements of financial position (December 31, 2025 - nil).

On August 8, 2024, the Company entered into an Installment Payment Contract (the “IPC”) with the Bank of Montreal to provide financing to purchase equipment. On September 3, 2025, the Company finalized its IPC with the Bank of Montreal as all financing was provided to purchase the equipment. The total amount financed was C$5.1 million at 7.4% interest with monthly payments of C$0.1 million, maturing September 2030. During the three month period ended March 31, 2026, the Company made principal payments totalling C$0.2 million (March 31, 2025 - nil).

On April 5, 2024, the Company’s indirect wholly-owned subsidiary, ASI, issued an aggregate of $350.0 million of 9.125% 2029 Notes due April 15, 2029. The 2029 Notes are guaranteed on a senior secured basis by ASI’s immediate parent company and all of ASI’s subsidiaries. Interest payments are due April 15 and October 15, having commenced on October 15, 2024. The principal balance of the 2029 Notes is due for repayment on April 15, 2029. Prior to the maturity date, the Company can exercise various rights to redeem the 2029 Notes in whole or in part at a specific redemption price. In some cases, the redemption of the 2029 Notes is only permitted upon the occurrence of a specific event. The intended use of net proceeds from the offering of the 2029 Notes is general corporate purposes, adding strength and flexibility to ASI’s balance sheet.

As discussed above in LETL Facilities, on November 14, 2025, the Company entered into agreements with CEEFC under Federal LETL program and the Ministry of Northern Economic Development and Growth, the Provincial LETL, to secure a C$500 million governmental loan comprised of a C$400 million loan facility from the Government of Canada and a C$100 million loan facility from the Province of Ontario. The LETL Facilities will be provided proportionately for which 20% shall be secured, ranking junior to the Company’s existing first lien Revolving Credit Facility and the Notes, with the remaining 80% of the Facilities being unsecured. For the three month period ended March 31, 2026, the Company received C$100.8 million and C$25.2 million gross loan proceeds, net of interest paid in kind of C$1.2 million and C$0.3 million, for the Federal LETL and Provincial LETL, respectively.

The Revolving Credit Facility, the Federal AMF Loan, the Provincial MENDM Loan, the Federal SIF EAF Loan and the Facilities are expected to service the Company’s principal liquidity needs (to finance working capital, fund capital expenditures and for other general corporate purposes) until the maturity of these facilities.

During the three month period ended March 31, 2026, the Company did not declare ordinary dividends to shareholders (March 31, 2025 - C$7.5 million).

Contractual Obligations and Off Balance Sheet Arrangements

The following table presents, at March 31, 2026, the Company’s undiscounted obligations and commitments to make future payments under contracts and contingent commitments. The following figures assume that the March 31, 2026, Canadian/U.S. dollar exchange rate of $1.00 = C$0.7174 remains constant throughout the periods indicated.

millions of dollars	Total		Less than 1 year		Year 2		Years 3-5		More than 5 years
Bank indebtedness	C$	67.6	C$	67.6	C$	—	C$	—	C$	—
Governmental loans		501.4		0.3		4.1		29.5		467.5
Interest on governmental loans		22.2		—		1.2		7.3		13.7
Financing arrangement		23.9		3.0		3.2		17.7		—
Senior Secured Lien Notes		487.9		—		—		487.9		—
Interest on Senior Secured Lien Notes		153.3		43.8		43.8		65.7		—
Purchase obligations—capital		35.8		35.8		—		—		—
Environmental liabilities		60.9		4.6		4.8		13.8		37.7
Lease obligations		6.3		2.3		2.2		1.8		—

Total	C$	1,359.3	C$	157.4	C$	59.3	C$	623.7	C$	518.9

On September 28, 2025, in response to the projected tariff situation affecting Canadian steel exports to the United States, the Company’s Board of Directors approved an operational plan to commence the exit from blast furnace and coke oven operations and to accelerate the transition to EAF steelmaking. In connection with this plan, which was executed early 2026, the Company issued notices asserting frustration of certain supply agreements for such raw materials due to the effects of extraordinary U.S. trade measures.

Purchase obligations - capital represent the Company’s contractual obligations across the periods indicated above for the EAF capital project.

Off balance sheet arrangements include letters of credit, and operating lease obligations. At March 31, 2026, the Company had C$73.3 million ($52.6 million) (December 31, 2025 - C$66.1 million; $48.2 million) of outstanding letters of credit.

As discussed above, the Company maintains defined benefit pension plans and other post-employment benefit plans. At March 31, 2026, the Company’s net obligation in respect of its defined benefit pension plans was C$148.1 million (December 31, 2025 - C$153.0 million) and the Company’s obligation in respect of its other post-employment benefits plans was C$190.6 million (December 31, 2025 - C$193.0 million).

The Company’s short-term and long-term obligations, commitments and future payments under contract are expected to be financed through cash flow from operations, funds from the Company’s Revolving Credit Facility and funds from the Facilities. Any default in the Company’s ability to meet such commitments and future payments could have a material and adverse effect on the Company.

Related Party Transactions

As at March 31, 2026, there were no transactions, ongoing contractual or other commitments with related parties, except for remuneration of the Company’s key management personnel.

Financial Instruments

The Company’s financial assets and liabilities (financial instruments) include cash, restricted cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, other current liabilities, severance cost liability, IPO and LETL Warrant liabilities, earnout liability, long-term governmental loans, senior secured lien note and other financing arrangements.

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument or non-financial derivative contract. Financial instruments are disclosed in Note 25 to the March 31, 2026 condensed interim consolidated financial statements.

Financial Risk Management

The Company’s activities expose it to a variety of financial risks including credit risk, liquidity risk, interest rate risk and market risk. The Company may use derivative financial instruments to hedge certain of these risk exposures. The use of derivatives is based on established practices and parameters, which are subject to the oversight of the Board of Directors. The Company does not utilize derivative financial instruments for trading or speculative purposes.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the Company’s receivables from customers. The Company has an established credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment and delivery terms and conditions are offered. The Company’s review includes a review of the potential customer’s financial information, external credit ratings and bank and supplier references. Credit limits are established for each new customer and customers that fail to meet the Company’s credit requirements may transact with the Company only on a prepayment basis.

The maximum credit exposure at March 31, 2026 is the carrying amount of accounts receivable of C$158.4 million (December 31, 2025 - C$192.7 million). At March 31, 2026, there was one customer account greater than 10% of the carrying amount of accounts receivable. At December 31, 2025, there was one customer account greater than 10% of the carrying amount of accounts receivable. As at March 31, 2026, C$9.5 million, or 6.0% (December 31, 2025 - C$9.3 million, or 5.4%), of accounts receivable were more than 90 days old.

The Company establishes an allowance for doubtful accounts that represents its estimate of losses in respect of accounts receivable. The main components of this allowance are a specific provision that relates to individual exposures and a provision for expected losses that have been incurred but not yet identified. The allowance for doubtful accounts at March 31, 2026 was C$8.2 million (December 31, 2025 - C$9.0 million), as disclosed in Note 9 to the March 31, 2026 condensed interim consolidated financial statements.

The Company may be exposed to certain losses in the event of non-performance by counterparties to derivative financial instruments such as commodity price contracts and foreign exchange contracts. The Company mitigates this risk by entering into transactions with highly rated major financial institutions.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages liquidity risk by maintaining borrowing capacity under its Revolving Credit Facility and governmental loans. The Company continuously monitors and reviews actual and forecasted cash flows to ensure adequate liquidity and anticipate liquidity requirements. The Company’s objectives and processes for capital management, including the management of long-term debt, are described in Note 6 to the December 31, 2025 consolidated financial statements.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and commodity prices, will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk. During the three month periods ended March 31, 2026 and March 31, 2025, the Company was not a party to agreements to hedge the commodity price risk associated with the revenue on the sale of steel. When the Company is party to hedging agreements, these activities are carried out under the oversight of the Company’s Board of Directors.

Currency risk

The Company is exposed to currency risk on purchases, labour costs and pension and other post retirement employment benefits liabilities that are denominated in Canadian dollars. The prices for steel products sold in Canada are derived mainly from price levels in the U.S. market in U.S. dollars converted into Canadian dollars at the prevailing exchange rates. As a result, a stronger U.S. dollar relative to the Canadian dollar increases the Company’s Canadian dollar selling prices for sales within Canada.

Interest rate risk

Interest rate risk is the risk that the value of the Company’s assets and liabilities will be affected by a change in interest rates. The Company’s interest rate risk mainly arises from the interest rate impact on its banking facilities and debt. The Company may manage interest rate risk through the periodic use of interest rate swaps.

For the three month periods ended March 31, 2026 and March 31, 2025, a one percent increase (or decrease) in interest rates would have decreased (or increased) net income (loss) by C$0.4 million and nil, respectively.

Commodity price risk

The Company is subject to price risk from fluctuations in the market prices of commodities, including scrap, electricity, and natural gas. The Company enters into supply agreements for certain of these commodities as disclosed in Note 21 to the March 31, 2026 condensed interim consolidated financial statements. To manage risks associated with future variability in cash flows attributable to certain commodity purchases, the Company may use derivative instruments with maturities of 12 months or less to hedge the commodity price risk associated with the cost of natural gas and the revenue on the sale of steel. At March 31, 2026 and March 31, 2025, the Company had no commodity-based swap contracts.

Critical Accounting Estimates

As disclosed in Note 5 to the December 31, 2025 consolidated financial statements, the preparation of financial statements in conformity with IFRS Accounting Standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the years or periods.

Significant items subject to such estimates and assumptions include the going concern assessment, allowance for doubtful accounts, carrying amount and useful life of property, plant and equipment and intangible assets, defined benefit retirement plans and income tax expense and scientific research and development investment tax credits. Further, Note 4 to the December 31, 2025 consolidated financial statements discloses the basis for determining the fair value of the IPO and LETL Warrants, earnout and share-based compensation liabilities. Actual results could differ from those estimates.

Allowance for doubtful accounts

Management analyzes accounts receivable to determine the allowance for doubtful accounts by assessing the collectability of receivables owing from each individual customer. This assessment takes into consideration certain factors including the age of outstanding receivable, customer-operating performance, historical payment patterns and current collection efforts, relevant forward-looking information and the Company’s security interests, if any.

Useful lives of property, plant and equipment and Intangible assets

The Company reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period, and whenever events or circumstances indicate a change in useful life. Effective September 28, 2025, the Company reduced the useful lives of assets pertaining to blast furnace and basic oxygen steelmaking operations assets as a result of the Company’s Board of Directors approving an operational plan to commence the exit from blast furnace and coke production and to accelerate the transition to EAF steelmaking. The useful lives of blast furnace and basic oxygen steelmaking assets have been reduced and are fully depreciated as at December 31, 2025.

Impairment of property, plant and equipment and Intangible assets

Determining whether property, plant and equipment and intangible assets are impaired requires the Company to determine the recoverable amount of the Cash Generating Unit (“CGU”) to which the asset is allocated. To determine the recoverable amount of the CGU, management is required to estimate its fair value. To calculate the value of the CGU in use, management determines expected future cash flows, which involves, among other items, forecasted steel selling prices, forecasted tons shipped, costs and volume of production, growth rate, and the estimated selling costs, using an appropriate discount rate.

During the year ended December 31, 2025, as a result of current economic conditions there were two indicators of impairment in regards to the Company’s single Cash Generating Unit (“CGU”). The two indicators identified were the Section 232 tariffs imposed by the United States (“U.S.”) pertaining to the steel manufacturing industry and the Company’s carrying value of the net assets exceeded its market capitalization. The Company performed an impairment test and determined that the carrying amount exceeded the Company’s recoverable amount and an impairment loss of C$503.4 million was recorded in the consolidated statements of net loss for the year ended December 31, 2025. At March 31, 2026, there were no indicators of impairment in regards to the Company’s CGU.

Defined Benefit Retirement Plans

The Company’s determination of employee benefit expense and obligations requires the use of assumptions such as the discount rate applied to determine the present value of all future cash flows expected in the plan. Since the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results could differ from estimated results which are based on assumptions.

Taxation

The Company computes and recognizes an income tax provision in each of the jurisdictions in which it operates. Actual amounts of income tax expense and scientific research and experimental development investment tax credits only become final upon filing and acceptance of the returns by the relevant authorities, which occur subsequent to the issuance of the condensed interim consolidated financial statements.

Additionally, the estimation of income taxes includes evaluating the recoverability of deferred income tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. The assessment is based upon existing tax laws and estimates of future taxable income. To the extent estimates differ from the final tax return, net (loss) income will be affected in a subsequent period. The Company will file tax returns that may contain interpretations of tax law and estimates. Positions taken and estimates utilized by the Company may be challenged by the relevant tax authorities. Rulings that result in adjustments to tax returns filed will be recorded in the period where the ruling is made known to the Company.

Material Accounting Policies

The Company’s condensed interim consolidated financial statements have been prepared using consistent accounting policies described in Note 4 to the Company’s annual consolidated financial statements for the year ended December 31, 2025 and the nine month period ended December 31, 2024.

Standards and Interpretations issued and not yet adopted

Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1, Presentation of Financial Statements and sets out requirements for the presentation and disclosure of information in general purpose financial statements.

The new Standard introduces the following significant changes to the structure of a company’s financial statements:

•

Income and expenses in the statements of net income or loss will be grouped into new categories resulting in new subtotals and/or line items being presented (including operating profit), along with changes in how certain existing subtotals are calculated;

•	New disclosure will be required for management defined performance measures (“MPMs”), commonly referred to as non-GAAP measures; and

•	New principles will apply to the aggregation and disaggregation of certain financial information in the financial statements.

The Company is currently reviewing the impacts of new categories and subtotals on its statements of net loss and reviewing its current non-GAAP measures to identify MPMs requiring disclosure, as well as, reviewing relevant aggregation and disaggregation of financial information.

The standard applies to annual reporting periods beginning on or after January 1, 2027 and is to be applied retrospectively, with early adoption permitted.

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

In compliance with the provisions of National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, we have filed certificates signed by our Chief Executive Officer (“CEO”) and by our Chief Financial Officer (“CFO”) that, among other things, report on (i) their responsibility for establishing and maintaining disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”) for the Company; and (ii) the design of DC&P and the design of ICFR.

Management, including our CEO and CFO, does not expect that the disclosure controls or internal controls over financial reporting of the Company will prevent or detect all errors and all fraud or will be effective under all potential future conditions. A control system is subject to inherent limitations and, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control systems objectives will be met.

Further, the design of a control system must reflect that there are resource constraints, and the benefits of controls must be considered relative to their costs. Inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented by individual acts of some persons, by collusion of two or more people or by management override of the controls. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential conditions. Projections of any evaluations of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Disclosure Controls and Procedures

The CEO and the CFO have designed DC&P, or have caused them to be designed under their supervision, in order to provide reasonable assurance that:

•	material information relating to Algoma is made known to the CEO and CFO by others, particularly during the period in which the interim and annual filings are being prepared; and

•

information required to be disclosed by Algoma in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Internal Controls Over Financial Reporting

The CEO and CFO have also designed ICFR, or have caused them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The control framework used to design our ICFR is based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) on Internal Control – Integrated Framework (2013 framework).

Changes in Internal Controls Over Financial Reporting

No changes were made to our ICFR during three month period ended March 31, 2026 that have materially affected, or are reasonably likely to materially affect, our ICFR.

Selected Quarterly Information

(millions of dollars, except where otherwise noted)	Fiscal year ended December 31, 2026 (“2026”)		Fiscal year ended December 31, 2025 (“2025”)								Nine months ended December 31, 2024
As at and for the three months ended[1]	Q1		Q4		Q3		Q2		Q1		Q3		Q2		Q1
Financial results
Total revenue	C$	296.9	C$	455.0	C$	523.9	C$	589.7	C$	517.1	C$	590.3	C$	600.3	C$	650.5
Steel products		266.9		407.5		473.3		534.4		463.2		535.7		539.0		597.4
Non-steel products		3.4		6.8		11.8		10.6		2.8		4.4		14.7		7.2
Freight		26.6		40.7		38.8		44.7		51.1		50.2		46.6		45.9
Cost of sales		423.5		839.8		640.8		643.8		626.1		677.4		647.2		633.8
Administrative and selling expenses		26.9		19.1		31.2		31.0		30.9		37.7		36.7		29.2
Income (loss) from operations		(153.5)		(449.7)		(651.5)		(85.1)		(139.9)		(124.8)		(83.6)		(12.5)
Net income (loss)		(159.4)		(364.7)		(485.1)		(110.6)		(24.5)		(66.5)		(106.6)		6.1

EBITDA	C$	(119.2)	C$	(170.3)	C$	(564.6)	C$	(88.9)	C$	4.1	C$	(33.1)	C$	(71.7)	C$	57.8
Adjusted EBITDA		(28.7)		(95.2)		(87.1)		(32.4)		(46.7)		(60.3)		3.5		37.7

Per common share (diluted)[3]
Net income (loss)	C$	(1.46)	C$	(9.06)	C$	(4.46)	C$	(1.02)	C$	(0.48)	C$	(0.61)	C$	(0.98)	C$	(0.07)

Financial position
Total assets	C$	2,002.2	C$	2,115.9	C$	2,435.6	C$	2,945.6	C$	3,090.1	C$	3,186.2	C$	3,095.9	C$	3,123.2
Total non-current liabilities		1,268.6		1,127.4		1,045.6		1,154.6		1,181.1		1,187.4		1,201.3		1,187.2

Operating results
Average NSR	C$	1,193	C$	1,077	C$	1,129	C$	1,132	C$	986	C$	976	C$	1,036	C$	1,187
Adjusted EBITDA per nt2		(128.3)		(251.5)		(207.8)		(68.6)		(99.4)		(109.9)		6.7		74.9

Shipping volume (in thousands of nt)
Sheet		108		279		322		369		377		466		446		442
Plate		116		100		97		103		91		82		73		61
Slab		—		—		—		—		2		1		1		—

1 -

For fiscal year ended December 31, 2025 and onwards, period end date refers to the following: “Q1” - March 31, “Q2” - June 30, “Q3” - September 30, and “Q4” - December 31. Effective for fiscal year ended December 31, 2024, the Company changed its year end from March 31 to December 31. Therefore, for fiscal years prior to December 31, 2025, period end date refers to the following: “Q1” - June 30, “Q2” - September 30”, “Q3” - December 31, and “Q4” - March 31.

2 -	The definition and reconciliation of these non-IFRS measures are included in the “Non-IFRS Financial Measures” section of this MD&A.

3 -

Pursuant to the Merger with Legato, on October 19, 2021, the Company effected a reverse stock split retroactively, such that each outstanding common share became such number of common shares, each valued at $10.00 per share, as determined by the conversion factor of 71.76775% (as defined in the Merger Agreement), with such common shares subsequently distributed to the equity holders of the Company’s former ultimate parent company.

Further, on February 9, 2022, the Company issued 35,883,692 common shares in connection with the earnout rights granted to non-management shareholders that existed prior to the Merger.

4 -	On March 3, 2022, the Company commenced a normal course issuer bid for which the Company purchased and cancelled 3,364,262 common shares as at March 31, 2023.

5 -

On June 21, 2022, the Company commenced a substantial issuer bid in Canada and a Tender Offer (the “Offer”) in the United States. On July 27, 2022, the Offer was completed and 41,025,641 common shares were purchased for cancellation.

6 -

During the year ended March 31, 2024, the Company converted 70,920 deferred share units to common shares and issued 464,268 common shares upon exercise of earnout rights, Replacement LTIP units and Omnibus Plan LTIP units.

7 -	During the nine month period ended December 31, 2024, the Company issued 755,730 common shares upon exercise of earnout rights, Replacement LTIP units and Omnibus Plan LTIP units.

8 -	During the three month period ended March 31, 2025, the Company issued 75,000 common shares upon exercise of earnout rights.

9 -	During the three month period ended March 31, 2026, the Company issued 454,817 common shares upon exercise of deferred share units and vesting of Omnibus Plan LTIP units.

As at March 31, 2026, 105,388,619 common shares were outstanding.

Trend Analysis

The Company’s financial performance for Q1 2026 increased from Q4 2025, primarily due to an increase in Adjusted EBITDA per net ton (“nt”). The following discussion reflects the Company’s trend analysis in chronological order:

Revenue:

•

decreased C$50.2 million or 8% from C$650.5 million in Q1 (nine months ended December 31, 2024) to C$600.3 million in Q2 (nine months ended December 31, 2024), a result of lower selling prices of steel. This was offset, in part, by higher shipment volumes.

•	decreased C$10.0 million or 2% from C$600.3 million in Q2 (nine months ended December 31, 2024) to C$590.3 million in Q3 (nine months ended December 31, 2024), a result of lower selling prices of steel. This was offset, in part, by higher shipment volumes.

•	decreased C$73.2 million or 12% from C$590.3 million in Q3 (nine months ended December 31, 2024) to C$517.1 million in Q1 2025, a result of lower selling prices of steel and shipment volumes.

•	increased C$72.6 million or 14% from C$517.1 million in Q1 2025 to C$589.7 million in Q2 2025, a result of higher selling prices of steel.

•	decreased C$65.8 million or 11% from C$589.7 million in Q2 2025 to C$523.9 million in Q3 2025, a result of lower shipment volumes.

•	decreased C$68.9 million or 13% from C$523.9 million in Q3 2025 to C$455.0 million in Q4 2025, a result of lower shipment volumes and lower selling prices of steel.

•	decreased C$158.1 million or 35% from C$455.0 million in Q4 2025 to C$296.9 million in Q1 2026, a result of lower shipment volumes, offset, in part by higher selling prices of steel.

Net (loss) income:

•

of (C$106.6) million in Q2 (nine months ended December 31, 2024) decreased compared to C$6.1 million in Q1 (nine months ended December 31, 2024) mostly due to decreased revenue (C$50.2 million), the change in fair value of IPO Warrant liability (C$42.9 million), the change in fair value of share-based compensation liability (C$18.3 million), foreign exchange loss (C$16.4 million), and increased cost of sales (C$13.4 million). This was offset, in part, by an increase in other income (C$32.1 million).

•

of (C$66.5) million in Q3 (nine months ended December 31, 2024) decreased compared to (C$106.6) million in Q2 (nine months ended December 31, 2024) mostly due to foreign exchange gain (C$53.0 million), the change in fair value of IPO Warrant liability (C$35.0 million), the change in fair value of share-based compensation liability (C$13.9 million), and the change in fair value of earnout liability (C$5.9 million). This was offset, in part, by a decrease in other income (C$31.5 million), increased cost of sales (C$30.2 million), and decreased revenue (C$10.0 million).

•

of (C$24.5) million in Q1 2025 decreased compared to (C$66.5) million in Q3 (nine months ended December 31, 2024) mostly due to other income (C$49.4 million), the change in fair value of IPO Warrant liability (C$31.4 million), the change in fair value of share-based compensation liability (C$14.0 million), and the change in fair value of earnout liability (C$3.9 million). This was offset, in part, by an increase in foreign exchange loss (C$44.2 million) and loss from operations (C$15.1 million).

•

of (C$110.6) million in Q2 2025 increased compared to (C$24.5) million in Q1 2025 mostly due to a decrease in other income (C$50.0 million), the change in fair value of IPO Warrant liability (C$43.7 million), foreign exchange loss (C$30.6 million), the change in fair value of share-based compensation liability (C$20.4 million), and the change in fair value of earnout liability (C$5.7 million). This was offset, in part, by a decrease in loss from operations (C$54.8 million) and an increase in income tax recovery (C$10.5 million).

•

of (C$485.1) million in Q3 2025 increased compared to (C$110.6) million in Q2 2025 mostly due to a non-cash impairment loss (C$503.4 million) and an increase in loss from operations (C$63.0 million). This was offset, in part, by an increase in income tax recovery (C$108.8 million), foreign exchange gain (C$45.8 million), the change in fair value of IPO Warrant liability (C$16.5 million), the change in fair value of share-based compensation liability (C$16.5 million), and the change in fair value of earnout liability (C$4.3 million).

•

of (C$364.7) million in Q4 2025 decreased compared to (C$485.1) million in Q3 2025 primarily due to a decrease in loss from operations (C$201.8 million) and an increase in other income (C$26.2 million). This was offset, in part, by a decrease in income tax recovery (C$38.9 million), increase in foreign exchange loss (C$26.8 million), the change in fair value of IPO and LETL Warrant liabilities (C$16.8 million), the change in fair value of share-based compensation liability (C$13.3 million), and the change in fair value of earnout liability (C$3.5 million).

•

of (C$159.4) million in Q1 2026 decreased compared to (C$364.7) million in Q4 2025 primarily due to a decrease in loss from operations (C$296.2 million), an increase in foreign exchange gain (C$26.8 million), a decrease in finance cost (C$7.3 million), and the change in fair value of derivative (C$5.7 million). This was offset, in part, by a decrease in income tax recovery (C$106.8 million) and other income (C$26.1 million).